Sticky Fingers Bakery Bistro LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
4100 · Dining Room Sales	1,398,803.08
4200 · Carry-Out Sales	557,401.66
4400 · Merchandise Sales	2,934.90
4500 · Mail Order Sales	13,122.26
4900 · Refunds & Allowances	-807.25
Total Income	1,971,454.65
Cost of Goods Sold	
5100 · Food Cost	516,915.08
5200 · Liquor Cost	16,146.02
5300 · Beer Cost	12,596.53
5400 · Wine Cost	13,567.39
5600 · Take Out Packaging	33,476.66
5700 · Special Events COGS	5.06
Total COGS	592,706.74
Gross Profit	1,378,747.91
Expense	
6100 · Management Salaries and Wages	133,304.60
6200 · Staff Salaries and Wages	550,086.85
6300 · Employee Benefits	115,962.85
7100 · Direct Operating Expenses	58,491.15
7300 · Marketing	13,573.04
7390 · Promotions and Discounts	48,628.29
7400 · Utilities	43,790.23
7500 · General and Administrative	105,421.52
7600 · Repairs and Maintenance	14,170.40
8100 · Occupancy Costs	120,868.44
Total Expense	1,204,297.37
Net Ordinary Income	174,450.54
Other Income/Expense	
Other Income	
8510 · Interest Income	1.27
8520 · Otherl Income	2,800.60
8530 · YE gift certificate tax adjust	473.16
Total Other Income	3,275.03
Other Expense	
8000 · Guaranteed Payments	49,000.00
8250 · Interest Expense	34,481.49
8300 · Depreciation Expense	51,301.00
8400 · Amortization Expense	9,291.00
8700 · DC Franchise Taxes	2,088.00
8800 · Charitable Contributions	681.34

Sticky Fingers Bakery Bistro LLC
Profit & Loss
January through December 2019

	Jan - Dec 19
9310 · COGS - Change in Inventory	4,225.06
9990 · Prior Period Adjustment	910.82
Total Other Expense	151,978.71
Net Other Income	-148,703.68
Net Income	**25,746.86**